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                             December 2, 2021

       Peter Lee
       President
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 26,
2021
                                                            File No. 333-259381

       Dear Mr. Lee:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4 filed November 26, 2021

       Risk Factors
       We identified an additional material weakness..., page 83

   1. We note that you removed disclosure related to the material misstatement identified related to the warrant
liability restatement, including the fact that management concluded your internal controls
over financial reporting were not effective as of December 31, 2020 and June 30, 2021.
Please revise to include this language, specifically addressing the fact that you identified two
accounting errors that led to two restatements of your prior period financial statements
and disclose management's conclusion regarding the effectiveness of internal control over
financial reporting at both December 31, 2020 and September 30,
                                                        2021.
 Peter Lee
Merida Merger Corp. I
December 2, 2021
Page 2

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,
FirstName LastNamePeter Lee
                                                          Division of
Corporation Finance
Comapany NameMerida Merger Corp. I
                                                          Office of Technology
December 2, 2021 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName